Page 1 of 41 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             MPM TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   553358 10 2
                     --------------------------------------
                                 (CUSIP Number)

                               Damian C. Georgino
             Vice President, General Counsel and Corporate Secretary
                        United States Filter Corporation
                               40-004 Cook Street
                              Palm Desert, CA 92211
                                 (619) 340-0098
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box ___.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 553358 10 2                                         Page 2 of 41 pages
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                                  Schedule 13D


1.  NAME OF REPORTING PERSON    United States Filter Corporation

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       33-0266015

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ____
                                                              (b) ____

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                                                 OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                ____


6.  CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

           NUMBER OF    7.  SOLE VOTING POWER                1,320,000
            SHARES
         BENEFICIALLY   8.  SHARED VOTING POWER                      0
           OWNED BY
            EACH        9.  SOLE DISPOSITIVE POWER           1,320,000
          REPORTING
         PERSON WITH   10.  SHARED DISPOSITIVE POWER                 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             1,320,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           ____


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       8.8%


14.      TYPE OF REPORTING PERSON                                  CO



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CUSIP No. 553358 10 2                                         Page 3 of 41 pages
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          This Schedule 13D is being filed in connection with the Asset Purchase
Agreement, dated as of March 31, 1997 (the "Purchase Agreement"), between United States Filter Corporation, a Delaware corporation ("USF"), and MPM Technologies, Inc., a Washington corporation (the "Company"), pursuant to which USF has sold and transferred the assets and business of its Huntington Environmental Systems group to the Company in exchange for 1,320,000 shares of the common stock of the Company ("Company Common Stock"). In connection with the closing of the transactions contemplated by the Purchase Agreement, USF and the Company entered into a Transfer and Registration Agreement dated April 30, 1997 (as amended, the "Registration Agreement"), which grants to USF, among other things, certain rights to have the Company Common Stock received by USF included in a registration statement filed with respect to the Company Common Stock pursuant to the Securities Act of 1933, as amended (the "Securities Act").

          COPIES OF THE PURCHASE AGREEMENT, THE REGISTRATION AGREEMENT AND THE AMENDMENT TO TRANSFER AND REGISTRATION AGREEMENT ARE FILED AS EXHIBIT 1, EXHIBIT 2 AND EXHIBIT 3 HERETO, RESPECTIVELY, AND ARE INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTIONS OF THE PURCHASE AGREEMENT AND THE REGISTRATION AGREEMENT CONTAINED IN THIS SCHEDULE 13D ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH EXHIBITS.


Item 1.  SECURITY AND ISSUER

          This Schedule 13D relates to the common stock, $.001 par value per share of MPM Technologies, Inc. The principal executive offices of the Company are located at 222 West Mission, Suite 30, Spokane, Washington 99201-2261.

Item 2.  IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by United States Filter Corporation, a Delaware corporation. The principal executive offices of USF are located at 40-004 Cook Street, Palm Desert, California 92211. USF is a leading global provider of industrial and municipal water and wastewater treatment systems, products and services.

          Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of USF: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such


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employment  is conducted.  All of the  directors  and executive  officers of USF identified on Annex I are United States citizens.

          During the last five years, neither USF nor, to the knowledge of USF, any of the persons named in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither USF nor, to the knowledge of USF, any of the persons named in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Purchase Agreement, the consideration given by USF for the acquisition of the Company Common Stock was the business and assets of USF's Huntington Environmental Systems group and USF's agreement not to compete with the Company in any venture related to the business of Huntington Environmental Systems for a period of five years commencing on April 30, 1997. Huntington Environmental Systems supplies a wide variety of industrial clients with air pollution control equipment.

Item 4.  PURPOSE OF TRANSACTION

          USF acquired the Company Common Stock described in Item 5 in exchange for the business of Huntington Environmental Systems. USF has no plans to acquire additional shares of Company Common Stock, nor does it have present plans to dispose of the shares of Company Common Stock owned by it. However, depending upon USF's ongoing evaluation of the Company's business, operations and prospects, and future developments, USF may dispose of any or all Company Common Stock presently owned by it, at one time or from time to time.

          The shares of Company Common Stock acquired by USF pursuant to the Purchase Agreement are "restricted securities" as defined in Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act. Accordingly, any sale of Company Common Stock by USF is subject to the restrictions set forth in Rule 144, including, without limitation, the holding period requirements and the volume limitations on resale. If USF proposes to sell to a third party (other than a subsidiary or an


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affiliate of USF) an amount of Company Common Stock owned by it that represents, in the aggregate, more than 4% (four percent) of the voting power of the Company (the "Subject Shares"), the Company has the right to purchase all, but not less than all, of the Subject Shares on the same terms and conditions upon which USF proposed to sell the Subject Shares to such third party. If the Company elects not to purchase the Subject Shares, USF may sell the Subject Shares to the third party.

          USF has the right under the Registration Agreement, exercisable at any time, to cause the Company to file a registration statement under the Securities Act with respect to not less than 150,000 shares of the Company Common Stock owned by USF. In addition, if the Company registers any Company Common Stock (other than a registration statement relating solely to employee benefit plans or relating solely to a transaction under Rule 145 of the Securities Act), either for its own account or for the account of other holders of Company Common Stock exercising their respective demand registration rights, then USF has the right to have shares of Company Common Stock owned by it included in such registration statement. Without the consent of the Company, USF may not include in a registration statement filed by the Company in accordance with the preceding sentence Company Common Stock amounting to more than 25% of the total number of shares of Company Common Stock to be included in such registration statement.

          Pursuant to the Purchase Agreement, USF has the right to designate one member of the Board of Directors of the Company, with the Company's approval, which will not be unreasonably withheld. USF has not designated a Board member as of the date hereof.

          Except  as set forth in this  response  to Item 4, at the date of this
Schedule 13D, USF has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j), inclusive, of Item 4 of
Schedule 13D.


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Item 5.  INTEREST IN SECURITIES OF THE ISSUER

          USF directly owns 1,320,000 shares of Company Common Stock, constituting approximately 8.8% of the outstanding shares of Company Common Stock (based upon the 14,966,831 shares of Company Common Stock outstanding on April 23, 1997 as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997). USF has the sole power to vote and the sole power to dispose of the 1,320,000 shares of Company Common Stock owned by it.

          Except for the transaction described in this Schedule 13D, neither USF nor any of the persons listed in Annex I attached hereto has effected any transactions in Company Common Stock within the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in the preceding paragraph.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than pursuant to the provisions of the Purchase Agreement and the Registration Agreement described in this Schedule 13D, neither USF nor any of the persons named in Annex I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                         Description

1. Asset Purchase Agreement, dated as of March 31, 1997, between USF and the Company. (Filed herewith).

2. Transfer and Registration Agreement, dated as of April 30, 1997, between USF and the Company. (Filed herewith).

3. Amendment to Transfer and Registration Agreement, dated as of June 5, 1997, between USF and the Company.
            (Filed herewith).


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                     UNITED STATES FILTER CORPORATION


                                      By:  /s/ Damian C. Georgino
                                         ____________________________________
                                           Damian C. Georgino
                                           Vice President, General Counsel
                                              and Corporate Secretary

Date:  June 5, 1997


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                                     ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        UNITED STATES FILTER CORPORATION


NAME; PRESENT PRINCIPAL                 ADDRESS AND PRINCIPAL BUSINESS
OCCUPATION                             ORGANIZATION IN WHICH EMPLOYED

Richard J. Heckmann                    United States Filter Corporation
Chairman of the Board of               40-004 Cook Street
Directors, Chief Executive             Palm Desert, CA 92211
Officer and President                  Provider of water and wastewater
                                       treatment systems and services

Michael J. Reardon                     United States Filter Corporation
Director and Executive                 40-004 Cook Street
Vice President                         Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services

Nicholas C. Memmo                      United States Filter Corporation
Executive Vice President-              40-004 Cook Street
Process Water Group                    Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services

Thierry Reyners                        United States Filter Corporation
Executive Vice President-              40-004 Cook Street
European Group                         Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services

Andrew D. Seidel                       United States Filter Corporation
Executive Vice President-              40-004 Cook Street
Wastewater Group                       Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services

Harry K. Hornish, Jr.                  United States Filter Corporation
Executive Vice President-              200 Highway 6 West
Distribution Group                     Suite 620
                                       Waco, TX 76712

Kevin L. Spence                        United States Filter Corporation
Vice President and Chief               40-004 Cook Street
Financial Officer                      Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services


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Damian C. Georgino                     United States Filter Corporation
Vice President, General                40-004 Cook Street
Counsel and Corporate                  Palm Desert, CA 92211
Secretary                              Provider of water and wastewater
                                       treatment systems and services

Tim L. Traff                           United States Filter Corporation
Director and Senior Vice               40-004 Cook Street
President                              Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services

John S. Swartley                       United States Filter Corporation
Senior Vice President-                 40-004 Cook Street
Corporate Development                  Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services

James W. Dierker                       United States Filter Corporation
Vice President, Controller             40-004 Cook Street
and Treasurer                          Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services

Michael E. Hulme, Jr.                  United States Filter Corporation
Assistant General Counsel              40-004 Cook Street
and Assistant Secretary                Palm Desert, CA 92211
                                       Provider of water and wastewater
                                       treatment systems and services

Robert S. Hillas                       E.M. Warburg, Pincus & Co., Inc.
Managing Director                      466 Lexington Avenue
                                       New York, NY 10017-3147
                                       Private investment firm

John L. Diederich                      1120 South Negley Avenue
Retired Executive Vice                 Pittsburgh, PA 15217
President-Chairman's
Counsel of Aluminum
Company of America

C. Howard Wilkins, Jr.                 Maverick Restaurant Corp.
Chairman of the Board                  302 N. Rock Road
                                       Suite 200
                                       Wichita, KS 67206
                                       Owns and operates restaurants
                                       under franchise agreements

J. Danforth Quayle                     6263 North Scottsdale
Author and Chairman of                 Suite 292
Campaign America                       Scottsdale, AZ 85250


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Arthur B. Laffer                       A.B. Laffer, V.A. Canto &
Chairman and Chief                     Associates
Executive Officer                      5405 Morehouse Drive
                                       Suite 340
                                       San Diego, CA 92121
                                       Economic research and financial
                                       firm

Alfred E. Osborne, Jr.                 John E. Anderson Graduate School
Director of the Harold                 of Management at UCLA
Price Center for                       110 Westwood Plaza
Entrepreneurial Studies                Box 951481
and Associate Professor                Los Angeles, CA 90095-1481

James E. Clark                         24-412 Park Grenada
Consultant and Private                 Calabasas, CA 91302
Investor


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                                  EXHIBIT INDEX


Exhibit                            Description                         Page
No.

1.              Asset Purchase Agreement, dated as of March            12
                31, 1997 between United States Filter
                Corporation and MPM Technologies, Inc.

2.              Transfer and Registration Agreement, dated as          28
                of April 30, 1997, between United States
                Filter Corporation and MPM Technologies, Inc.

3.              Amendment to Transfer and Registration                 38
                Agreement, dated as of June 5, 1997,
                between United States Filter Corporation and
                MPM Technologies, Inc.